November 22, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On October 8, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Bandon Capital Management Long/Short Fixed Income Opportunity Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 181 to its registration statement under the Securities Act of 1933 on Form N-1A.  On November 16, 2010, you provided comments with respect to the Fund.  Following the completion of your comments, on behalf of the Fund, we inquired as to any additional disclosures that would be required if the Fund changed its name to the "Bandon Isolated Alpha Fixed Income Fund."

We believe you indicated that the Fund would have to provide additional disclosure describing the meaning of "Isolated" and "Alpha" and that the use of "Alpha" connotes a market-neutral investment approach.  The Fund will provide additional prospectus disclosure describing how the name "Isolated Alpha" is reflected in the Fund's strategy.  However, the Registrant does not concur that "Alpha" connotes a market-neutral investment approach.

In the context of the securities markets, the term "alpha" is generally understood to describe the excess return of a portfolio over a relevant benchmark.  In other words, additional non-market related returns that are attributable to astute individual security selection.

The appendix below provides some samples of the definition of alpha from publicly available sources, which the Registrant believes support the generally accepted understanding that alpha connotes returns in addition to market returns rather than returns from a market-neutral approach.  The appendix also provides

November 22, 2010

a profile of principal investment strategies from a sample of mutual funds with "alpha" in their name (Global Alpha Fund, UBS Dynamic Alpha Fund, Nuveen Symphony Optimized Alpha Fund and Alpha Hedged Strategies Fund). Information pertaining to risk management, overall portfolio risk and any references to alpha or beta are underlined for ease of use.  The Registrant believes that this sample of funds, albeit limited, is broadly representative of the market's and potential shareholders' understanding that alpha is an invocation of strategy and return above and beyond market return rather than an statement of market-neutrality.

The Registrant is submitting this narrowly-focused response letter with the intent of resolving the name issue in order to allow the Registrant to proceed with various operational steps needed to complete the name change.  The Registrant intends to respond to your other comments related to the Fund by separate letter.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

November 22, 2010

APPENDIX

PUBLICLY AVAILABLE DEFINITIONS

Wikipedia

Alpha is a risk-adjusted measure of the so-called active return on an investment.  It is the return in excess of the compensation for the risk borne, and thus commonly used to assess active managers' performances.  Often, the return of a benchmark is subtracted in order to consider relative performance.

Investopedia Dictionary

Alpha is a measure of an investment's performance on a risk-adjusted basis. It takes the volatility (price risk) of a security or fund portfolio and compares its risk-adjusted performance to a benchmark index. The excess return of the investment relative to the return of the benchmark index is its "alpha".  Simply stated, alpha is often considered to represent the value that a portfolio manager adds or subtracts from a fund portfolio's return. A positive alpha of 1.0 means the fund has outperformed its benchmark index by 1%. Correspondingly, a similar negative alpha would indicate an underperformance of 1%.

Morningstar.com

In a nutshell, alpha is the difference between a fund's expected returns based on its beta and its actual returns. Alpha is sometimes interpreted as the value that a portfolio manager adds, above and beyond a relevant index's risk/reward profile. If a fund returns more than what you'd expect given its beta, it has a positive alpha. If a fund returns less than its beta predicts, it has a negative alpha.

SAMPLE MUTUAL FUNDS WITH ALPHA IN NAME

Global Alpha Fund, a series of Advantage Funds, Inc.

Principal Investment Strategy

To pursue its goal, the fund normally invests in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed-income securities. The fund will seek to achieve investment exposure to global equity, bond and currency markets primarily through long and short positions in futures, options or forward contracts, which should enable the fund's portfolio

November 22, 2010

managers to implement investment decisions quickly and cost-effectively. The fund also will invest in fixed-income securities, such as bonds, notes (including structured notes), mortgage related securities, asset-backed securities, and money market instruments, to provide exposure to bond markets and for liquidity and income. The fund's portfolio managers seek to deliver value added excess returns ("alpha") by applying a systematic, quantitative investment approach designed to identify and exploit relative misvaluations across and within global capital markets. Active investment decisions to take long or short positions in individual country, equity, bond and currency markets are driven by this quantitative investment process and seek to capitalize on alpha generating opportunities within and among the major developed capital markets of the world.

UBS Dynamic Alpha Fund, a series of The UBS Funds

Principal Strategies Principal Investments

The Fund invests in securities and financial instruments to gain exposure to global equity, global fixed income and cash equivalent markets, including global currencies. The Fund may invest in equity and fixed income securities of issuers located within and outside the United States or in open-end investment companies advised by the Advisor, to gain exposure to certain global equity and global fixed income markets. The Fund is a non-diversified fund.

Investments in fixed income securities may include, but are not limited to, debt securities of governments throughout the world (including the United States), their agencies and instrumentalities, debt securities of corporations and supranationals, inflation protected securities, convertible bonds, mortgage-backed securities, asset-backed securities, equipment trusts and other collateralized debt securities. Investments in fixed income securities may include issuers in both developed (including the United States) and emerging markets. The Fund's fixed income investments may reflect a broad range of investment maturities, credit qualities and sectors, including high yield (lower-rated) securities and convertible debt securities.

Investments in equity securities may include, but are not limited to, common stock and preferred stock of issuers in developed nations (including the United States) and emerging markets. Equity investments may include securities of companies of any capitalization size.

In addition, the Fund attempts to generate positive returns and manage risk through asset allocation and sophisticated currency management techniques.

November 22, 2010

These decisions are integrated with analysis of global market and economic conditions.

The Fund may, but is not required to, use exchange-traded or over-the-counter derivative instruments for risk management purposes or as part of the Fund's investment strategies. The derivatives in which the Fund may invest include options, futures, forward agreements, swap agreements (specifically, interest rate, total return, currency and credit default swaps), credit-linked securities, equity participation notes and equity linked notes. All of these derivatives may be used for risk management purposes, such as hedging against a specific security or currency, or to manage or adjust the risk profile of the Fund. In addition, all of the derivative instruments listed above may be used for investment (non-hedging) purposes to earn income; to enhance returns; to replace more traditional direct investments; to obtain exposure to certain markets; or to establish net short positions for individual markets, currencies or securities. Options on indices, futures on indices, forward agreements, interest rate swaps, total return swaps, credit default swaps and credit-linked securities may also be used to adjust the Fund's portfolio duration. Any of the derivatives listed above may be used to achieve a negative portfolio duration. The Fund also may sell securities short as part of its investment strategy.

Under certain market conditions, the Fund may invest in companies at the time of their initial public offering ("IPO"). To the extent permitted by the Investment Company Act of 1940, as amended, the Fund may borrow money from banks to purchase investments for the Fund.

Nuveen Symphony Optimized Alpha Fund, a series of Nuveen Investment Trust II

Principal Investment Strategies

Under normal market conditions, the fund invests at least 80% of its net assets in equity securities of companies with varying market capitalizations.  The fund seeks to produce long-term returns superior to the market with reduced absolute risk. By selecting stocks with low correlation and utilizing risk controls, Symphony believes it can reduce absolute risk while preserving the fund’s potential to generate returns in excess of the market over the long term.  The fund is constructed from the sub-adviser’s best U.S. equity ideas in a way that seeks to provide the highest projected return per unit of absolute risk, as opposed to risk relative to a benchmark. This objective is pursued by selecting attractive, low correlated securities that when combined seek to reduce risk in the portfolio. The

November 22, 2010

construction process seeks to reduce absolute risk by combining stocks with certain characteristics such as low correlation while utilizing risk controls such as industry weight.

Alpha Hedged Strategies Fund, a series of Hatteras Alternative Mutual Funds Trust

Principal Investment Strategies

As a mutual fund of funds, the Fund pursues its investment objective by investing in other affiliated mutual funds (“Underlying Funds”). Alpha invests its assets with a weighting in the Underlying Funds consistent with its objective of achieving consistent returns with low correlation to traditional financial market indices such as the S&P 500 Index, while maintaining a high correlation to the HFRI Fund of Funds Composite Index.

The Fund is classified as non-diversified. As a non-diversified investment company may invest in the securities of fewer issuers than diversified portfolio funds at any one time. However, through its investments in multiple Underlying Funds, the Fund is expected to indirectly own a diversified portfolio. The Fund’s strategy to achieve its objective is to invest, indirectly through its investment in the Underlying Funds, at least 80% of its assets in publicly traded securities that afford strategic and tactical opportunities to employ hedged strategies. Other than assets temporarily invested for defensive purposes, the Fund’s assets will be invested in the Underlying Funds and not in equity, debt or derivative securities directly. The investment policies and restrictions with regard to investments and the associated risks set forth below and throughout this prospectus are those of the Underlying Funds and are applicable to the Fund as a result of the Fund’s investment in the Underlying Funds. The Fund’s performance and ability to achieve its objective relies on that of the Underlying Funds in which it invests. The Fund has no policy with respect to the capitalization of issuers in which it may invest and thus may invest in securities of all market capitalizations (small, mid and large capitalization companies). These securities may include common and preferred stock, and other debt instruments including convertible debt, options and futures, as well as privately negotiated options. The Fund is not limited by maturity, duration or credit quality when investing in debt instruments.

The Fund may take temporary defensive positions in high quality, U.S. short-term debt securities or other money market instruments in response to adverse market, economic, political or other conditions. The Fund may invest in foreign securities, depositary receipts relating to foreign securities and may enter into

November 22, 2010

equity, interest rate, index and currency rate swap agreements. In connection with certain hedged strategies pursued by the Underlying Funds, their investments may be in foreign securities. The Fund may invest a substantial portion of its assets in securities that are not publicly traded, but that are eligible for purchase and sale by certain qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, as well as other restricted securities. While the Fund may invest a substantial portion of its assets in restricted securities, it may not invest more than 15% of its net assets in illiquid securities. The Underlying Funds may also invest up to 100% of their assets in shares of other investment companies that invest in the types of securities mentioned above, including shares of exchange-traded funds (“ETFs”). Hatteras Alternative Mutual Funds, LLC (the “Advisor”) seeks to utilize multiple Underlying Funds, rather than a single portfolio, that employ various investment strategies whose performance is not correlated with major financial market indices. Each Underlying Fund is an affiliated registered investment company that is not publicly offered. The Advisor believes that the use of such Underlying Funds may mitigate losses in generally declining markets because the Funds will be invested in multiple Underlying Funds each managed by one or more sub-advisors utilizing noncorrelated strategies. However, there can be no assurance that losses will be avoided. Investment strategies that have historically been non-correlated or demonstrated low correlations to one another or to major world financial market indices may become correlated at certain times, such as during a liquidity crisis in global financial markets. During such periods, certain hedging strategies may cease to function as anticipated. Brief descriptions of the major absolute return strategies to be employed by the Underlying Funds are included in the list below.

• Long/Short Equity— This strategy employs long and short trading in common stock and preferred stock of U.S. and foreign issuers and attempts to achieve capital appreciation.

• Market Neutral Equity— This strategy is designed to exploit equity market inefficiencies, which involves being simultaneously invested in long and short matched equity portfolios generally of the same size, usually in the same market and attempts to achieve capital appreciation.

• Relative Value— This strategy is designed to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income and derivative securities and attempts to achieve current income, capital preservation and capital appreciation.

November 22, 2010

• Event Driven—This strategy is designed to invest in securities whose prices are or will be impacted by a corporate event and attempts to achieve capital appreciation.

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771